DATE: October ___, 2002

TO:  BANK HAPOALIM B.M.                   BANK LEUMI LE-ISRAEL B.M.

Dear Sirs,

Re: LETTER OF AMENDMENT DATED SEPTEMBER 18, 2002 ("THE AMENDMENT LETTER") AMENDING THE FACILITY AGREEMENT DATED JANUARY 18, 2001 BETWEEN BANK HAPOALIM B.M. AND BANK LEUMI LE-ISRAEL B.M., ON THE ONE HAND AND TOWER SEMICONDUCTOR LTD., ON THE OTHER HAND, AS AMENDED FROM TIME TO TIME

1. We hereby confirm that, at our request, the Amendment Letter shall be amended as follows:

1.1. on page 4 thereof, in line 29, the date "September 30, 2002" shall be deleted and replaced by "October 31, 2002";

1.2. in paragraphs 2.5.1 and 3 thereof (other than the table), the date "September 30, 2002" shall, wherever it appears, be deleted and replaced by "October 31, 2002"; and

1.3. the table on page 10 thereof shall be deleted and replaced by the following table:

                        COLUMN A                              COLUMN B
                        --------                              --------
                                                      AXIMUM TOTAL OUTSTANDINGS-
                        (PERIOD)                         LOANS AND ADVANCES)
                        --------                         -------------------

1.Until  compliance  with  clause 16.27.1  investments     US $244,000,000
  required to be made by not later than July 31,  2002
  (US $44,000,000  of Schedule 4.6  Amounts in respect
  of  the  Third   Milestone)  and   compliance   with
  clause 16.27.2  investments  required  to be made by
  not later than October 31, 2002
2.After  compliance  with all investment  requirements     US $333,000,000
  referred   to  in   item 1   above,   but  prior  to
  December 31, 2002

2. The Amendment Letter is hereby amended as expressly set out in this letter above. Save for the aforegoing, the terms and conditions of the Amendment Letter shall remain unchanged and in full force and effect.

3. Please confirm your agreement to the above by signing in the place indicated therefor below.

                                Yours sincerely,

                          ____________________________
                            TOWER SEMICONDUCTOR LTD.

We hereby confirm our agreement to the above.

for    BANK HAPOALIM B.M.               for      BANK LEUMI LE-ISRAEL B.M.

By:                                     By:
       _________________________                _________________________
Title:                                  Title:
       _________________________                _________________________